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momentor.tech San Francisco CA

Technology SaaS B2C Edtech

LEAD INVESTOR

Parth Jani

I see the need for the product this team is building, as well it's enormous potential to help make connections in an easier, quicker and verified way. I can visualize Momentor making knowledge more accessible to everyone who is looking for it, and also rewarding mentors who join the platform in order to share their expertise. The timing seems right from my conversations. After knowing the team for many years now, I know they are very capable and will be successful.

Invested $1,000 this round

Highlights

1. The current e-learning market size is $300BN and is expected to 3x in the next 5 years
2. Team: Cambridge Economics grad, 5-year Amazon full stack developer, ex-silicon valley unicorn IPO
3. Team have experience in growing successful companies from pre-seed, seed, Series A-D and IPO!
4. Cameo, a similar business model, is valued at over $1B, 1000x potential return *(not-guaranteed)
5. We leverage a platform of 1BN users whose professional experience has already been verified
6. Millions are being scammed via fake gurus & outdated courses - we're going to stop this!
7. Crucial mission - Passing essential knowledge to the next generation to build a better future

Our Team



Jamie Goulding Founder & CEO

Jamie has been an entrepreneur & leader since the age of 14. After being a consistent top sales performer and leading two start-up sales teams to success it's time to turn his passion for mentoring into a world phenomenon. $2 million in deals closed.

Mentorship has always been a big part of my life. My life's motto is "A stranger is a friend I haven't met yet". It was also my Dad's. I love connecting, meeting and learning from people. I strongly feel it's the best way to experience life. I want to give more people the opportunity to connect, share and learn from one another easily.



Tom Goulding CFO & Project Leader

Cambridge Masters graduate in Economics. Spent the last 3 years solving complex economic and strategic problems in the Space Industry. Understands demand after being stuck on tough problems and in need of mentors with specific industry experience.



Neil V CTO

Amazon full-stack developer for past 4 years, building impressive tools that have improved team revenue by 500%. In-depth knowledge of building plugin extensions and application software. Youngest programmer on 45-person team.



Conor Smyth Data Scientist/Machine learning Advisor

Conor holds two degrees, a master's and PhD in mathematics and 10+ years experience as a research mathematician/data scientist, applying statistical machine learning, artificial intelligence, and topological analysis to large heterogeneous data sets.



Nektarious Singh Technology Sales Advisor

After rapidly climbing the ranks during a 7 year tenure at IBM, Nektarios became the youngest Technology Sales Leader in the UK. A specialized focus on understanding the world of missing pieces, and presenting solutions that fit those gaps.



Alexander Wood UX Research and Design Advisor

UX Research Lead Vice President at a leading investment bank. Alex's adaptable and rigorous passion for utilising insight to guide business strategy will lead Momentors User Research pod within operations for both product and design.

Invest in Momentor Today - Limited time left!

Momentor is **transforming the fragmented mentoring platform model.**

Momentor exists to help millions of knowledge seekers and sharers connect by bringing mentorship to social platforms they already hang out on, like LinkedIn.

With no limitations on who's available like on other mentor platforms, Momentors technology finds suited mentors across social platforms, auto messages them, schedules a meeting in 2 clicks and then facilitates the call in a safe and seamless 3-click software plugin.

JOIN OUR COMMUNITY OF 85 INVESTORS TODAY

$350
Be one of the first 200 mentors on Momentor's platform.

$550
"Perks carry forward" Get 5x $20 vouchers for yourself, friends & family to share.

$1,250
See yourself on Momentors web home page as highlighted Mentor.

$2,450
Co-create Momentor with us. Be part of the exclusive team that will come together monthly to steer Momentor's future

$5,450
Come and join the team for a week! Get a **FREE weeklong stay in Bali,** Indonesia to meet, greet and work with team

$12,500
"All the above perks" + Become a 1-1 Mentor to Jamie and become part of the advisory board.

$25,000
"All the above perks" + Get a Momentor **BLACK CARD** giving you **UNLIMITED FREE** mentoring vouchers!

CLICK 'WATCH FOR UPDATES' FOR OUR LATEST BUSINESS PROGRESS

INVEST min $200 $ 1,250
INVEST
♡ WATCH FOR UPDATES

Having a mentor can add tremendous value to your life and professional journey. Having someone to listen to you, offering objective feedback specific to your individual challenges or opportunities, gives you the ability to make life-changing decisions in minutes!

Build momentum in your life with a mentor for every moment!

*Register your interest **HERE** to use Momentor when we launch! - We'll enter you into a draw to be featured on our home page + win 5 $50 vouchers*

3 Simple Steps

1 Book
2 Speak
3 Get paid





The Problem & Why We Need Momentor

Mentors are fragmented over hundreds of platforms, meaning finding the

- Mentors are fragmented over hundreds of platforms, meaning finding the right person takes a lot of time and effort, often leaving you empty-handed if there are no suitable options.
- Getting information that's non-specific from books, podcasts and courses takes a lot of time to learn and apply, which becomes outdated quickly as they're relevant to the masses, not to you.
- Huge upfront costs appear from the explosion of fake gurus who are taking advantage of people looking for help online. We hate seeing people having to pay thousands upfront!

Why It's Broken



Coaches
Too many scammers, not verified results

Courses
Too time consuming, non specific, general information

Consultants
Too expensive, time consuming to hire

Our Solution

Momentors plugin allows anyone to find verified experts using LinkedIn much easier and faster than by themselves. With our AI, profile matching and safe calling software, Momentors seamless interface will make finding a Mentor a breeze.

Our addressable market is worldwide, at all levels, and in every industry.

This means you can get advice at the right moment, paid by the minute, leaving you with a relationship you would unlikely to have achieved yourself.

We'll offer two communication options:

1) **Calls with experts** (quicker delivery - in-depth, highly personalised replies)

2) **Voice note communication** (More affordable option, still highly personalised replies)



How Momentor Works
Copy link
1
Book
2
Speak
3
Get paid
MOMENTOR
16.16
Wednesday, 6 July
Watch on YouTube

Our 3 Secrets To Success

1) Auto Pricing
83% of outbound messages are left unresponsive because there's no incentive or value for the receiver. Using Momentors software, we're making this message valuable. Anyone can earn income through a LinkedIn message.

Our software automatically increases the price of each request until the number is valuable enough.



Messaging
Search messages
Momentor
Jul 1
Momentor: You have $2550 cre...
Edwardo Gargano
1:05 AM
Edward : Hey Jamie, Edward has deposited $120 to speak with...
Mike Roberts
Jul 4
Mike : Hey Jamie, Mike has deposited $150 to speak with...
Jonathan Ginter
Jul 4
Jonathan : Hey Jamie, Jonathan has deposited $100 to speak with...



Everybody has a number. Give it a go yourself... What would your number be if someone asked you for advice for 20 minutes? $100? $200? $1,000? Momentor automatically tries different prices until they accept.

2) One Billion User Database
The current mentorship and coaching market is fragmented across a dozen platforms and thousands of individual contributors. We leverage LinkedIn's centralised vetted database to prevent scammers from reinventing themselves over and over.

We then use profile-matching AI to get you to the people who can help quicker.

3) Auto Profile Creation
The biggest reason why mentorship platforms have low utilisation is that it takes time and a lot of effort to set up a profile. With Momentors software, profiles are automatically generated behind the scenes. Mentors can take calls and get paid without needing to make a profile.

Experts who typically would never mentor in the past now have a seamless and frictionless way to get paid simply by taking calls at their convenience. Uber gave drivers the opportunity to become taxis, just like how Momentor will convert the best experts into influential mentors.



2023 Goal & Revenue Model
Momentor Charges 20% In Fees On All Calls Like Cameo

63M Monthly Active Users on LinkedIn → LinkedIn 10,000 users use the service per month → 3.8M ARR 750k Annual Profit

15M Company Valuation (15x current valuation)

Forward-looking projections cannot be guaranteed.

Excitingly, we'll offer the opportunity for mentors to give back with charity donations, while Momentor will give back by funding education schemes and promoting mentors for teenagers & early graduates.

Competition & Risks

How Entrepreneurs Find Mentorship

	Y Combinator	LinkedIn	Paid Course	Seminar	Networking	Youtube Video	Momentor
Available At Your Convenience	✖	✖	✔	✖	✖	✔	✔
Equal Access	✖	✖	✔	✔	✖	✔	✔
Privacy Of Your Own Home?	✖	✖	✔	✖	✖	✔	✔
Predictable	✖	✖	✖	✖	✖	✖	✔
Credible Mentors	✔	✖	✖	✔	✖	✖	✔
Up To Date Solution	✔	✔	✖	✔	✔	✔	✔
Highly Specific Solutions	✔	✔	✔	✖	✔	✔	✔

Why Momentor Wins


Seamless 3 step, 3 click process


Passive income for millions


1 billion active user market


Pay for what you need: 1 minute at a time


Solving real-world problems. Now.


Trusted, safe and verified experts

3 Main Risks to Momentors Success

1) Platforms prevent us from auto-messaging & scraping their platforms
2) The quality of the mentorship is low due to having no previous mentorship experience
3) Momentors call & payment software does not perform as intended

Deplatforming
Deplatforming is the most significant risk to Momentors future. We are aware that being unable to use platforms like LinkedIn to auto-message users would limit our planned service functionality. The ability to scrape profiles in the search functionality would also restrict our value of reduced search time for users.

The good news is that currently, there are huge organisations that are built with this functionality for LinkedIn data harvesting and auto messaging. LinkedIn has allowed companies to use LinkedIn's backend to enable this functionality. It's unlikely they would instantly wipe billions of dollars from multi-national and publicly listed companies across the world. They have built and grown their service with these companies, so each has a relationship now with LinkedIn.

An example would be Zoominfo, a publicly traded company with over 2,500 employees and $1B in revenue. Then there's Lusha, Rocketreach, Dux-soup, Lead 411, Snov.io, to name a few. From my research and eight years in this market, hundreds of companies are working in the space. We are simply merging four of these services together.

*Please email me to receive our complete detailed answers on the other two risks. - jamie@momentor.tech

But Why Now?

The global pandemic caused many workers to rethink the value of work in their lives. The result? **The Great Resignation.** 5.4 million new businesses were formed in 2021, this was an increase of more than 23% over 2020. People are now searching for specific help for their own situation rather than needing generic information that's currently available. **Source: www.zenbusiness.com**

Our Future Markets

- Platform Agnostic Service
We will not rely solely on LinkedIn. In 2023 we will become platform agnostic allowing our services to be used on Instagram, email, and Facebook. This will make us independent and set us up for creating our own platform once we reach 10,000 monthly active users.

Our market can simply be anyone with a problem who's willing to pay to get the answer right away. This means anyone with a problem in the world is a potential customer.

- Sales Growth Tool
Some of our preliminary data and testing suggest that Momentor could be used as a Sales growth tool, providing financial incentives for prospects to get on calls. For example, a software salesperson with $100,000 deal sizes could afford to pay 100 targeted decision-makers $500 each to listen to the pitch for 15 minutes.

LinkedIn is already the #1 tool for B2B sales, so servicing this market. Servicing this market could add substantial revenue to Momentors bottom line.

Product & Business Roadmap


Our future looks bright.
2022
MVP
Launch fully integrated chrome extension
2023
Product Market Fit
Launch platform & agnostic messaging app
2024
Growth
Launch our own online-offline community and marketplace


Momentor Annual Projections
2022
2023
2024



	Pre-Seed		Seed		Series A	
	Revenue $100K	Valuation Cap $1M*	Revenue $500K	Valuation $10M*	Revenue $5M	Valuation $75M*

	2025 Series B		2026 Series C	
	Revenue $50M	Valuation $625M*	Revenue $100M	Valuation $1B*

Financial projections are not guaranteed and are based on Cameo's growth.

Your Potential Financial Return

Your potential financial return with a $1,000 investment today if we were to follow the annual projection above.

	2023	2024	2025	2026
$1000 investment 18% DISCOUNT	11X return*	83X return*	694X return*	1,111X return*
$1000 investment NO DISCOUNT	9X return*	68X return*	568X return*	909X return*

> *Please note, that these are not guaranteed and are based on this estimated investment schedule.*

Perks for your investment support

$350	$550	$1,250	$2,450
Be one of the first 200 mentors on Momentor's platform.	"Perks carry forward" Get 5x $20 vouchers for yourself, friends & family to share.	See yourself on Momentors web home page as highlighted Mentor.	Co-create Momentor with us. Be part of the exclusive team that will come together monthly to steer Momentor's future

$5,450	$12,500	$25,000
Come and join the team for a week! Get a **FREE weeklong stay in Bali**, Indonesia to meet, greet and work with team	"All the above perks" + Become a 1-1 Mentor to Jamie and become part of the advisory board.	"All the above perks" + Get a Momentor **BLACK CARD** giving you **UNLIMITED FREE** mentoring vouchers!

Founders Note



I'd like to thank you for your time in reading about our start-up. With your investment, I will lead our team to solve the issues I've presented above with everything I have.

I have been growing tired for some time now after spending thousands on courses that lead to no quantifiable outcomes. I knew there had to be another way. So I went searching...

I found the process I'm building now because I've successfully connected with dozens of entrepreneurs and sales leaders that have grown my businesses significantly. This is in addition to the free mentoring, self-development and life advice that has prepared me to bring this solution to the world.

After being part of two successful and three failed start-ups, I'm ready to take the lessons I learned and apply them to a critically important market: knowledge sharing. I dream of leaving the planet a better place than I found it. I hope you will join us in doing the same.

Register your interest **HERE** to use Momentor when we launch! - We'll enter you into a draw to be featured on our home page + win 5 $50 vouchers.

Best wishes, Jamie.

PS: I always welcome non-financial help, suggestions and support if you would like to be part of the ongoing project. I will be creating a focus group to take on each challenge as they come. Register your interest to co-create the future together by **filling out this form**.